UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. N/A)*

Atlas Technical Consultants, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

049430101

(CUSIP Number)

Stephen M. Kadenacy

1112 Montana Avenue, Suite 901

Santa Monica, CA 90403

Tel: (310) 801-5786

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049430101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxwood Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,975,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,975,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,975,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 049430101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MIHI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,175,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,175,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 049430101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MIHI Boxwood Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,975,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,975,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,975,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 049430101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,175,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,175,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 049430101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxwood Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,975,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,975,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,975,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 049430101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stephen M. Kadenacy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,975,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,975,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,975,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”) of Atlas Technical Consultants, Inc. (f/k/a Boxwood Merger Corp.), a Delaware corporation (the “Issuer”), and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Issuer’s principal executive offices are located at 13215 Bee Cave Parkway, Bldg. B, Ste. 230, Austin, TX 78738.

Item 2. Identity and Background.

(a) - (c), (f)	This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 1 (the “Joint Filing Agreement”):

(i) Boxwood Sponsor LLC, a Delaware limited liability company (“Boxwood Sponsor”);

(ii) MIHI LLC, a Delaware limited liability company (“MIHI”);

(iii) MIHI Boxwood Sponsor, LLC, a Delaware limited liability company (“MIHI Boxwood Sponsor”);

(iv) Macquarie Group Limited, a Corporation organized under the laws of Australia (“Macquarie”);

(v) Boxwood Management Company, LLC, a Delaware limited liability company (“Boxwood Management”); and

(vi) Stephen M. Kadenacy is a United States citizen.

The principal business address of each of Boxwood Sponsor LLC, Boxwood Management Company, LLC, and Stephen M. Kadenacy is 8801 Calera Dr., Austin, TX 78735. The principal business address of each of MIHI LLC and MIHI Boxwood Sponsor is 125 West 55th Street, L-22, New York, NY 10019-5369. The principal business address of Macquarie Group Limited is 50 Martin Place, Sydney, NSW, C3, 2000.

The principal business of Boxwood Sponsor is holding the Class A common stock. The principal business of MIHI Boxwood Sponsor is performing the functions of, and serving as, the joint owner and manager of Boxwood Sponsor. The principal business of MIHI is to manage investments. The principal business of Macquarie is providing banking, financial, advisory, investment and funds management services. The principal business of Boxwood Management is performing the functions of, and serving as, the joint owner and manager of Boxwood Sponsor. The principal occupation of Mr. Kadenacy is serving as a director of the Issuer and serving as the sole manager of Boxwood Management.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 and Item 6 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

In June 2017, the Issuer issued an aggregate of 100 shares to Boxwood Sponsor for an aggregate purchase price of $25,000. On November 14, 2018, the Issuer effected a recapitalization pursuant to which each share of the Issuer’s outstanding common stock was converted into 71,875 shares of Class F common stock, par value $0.0001 (the “Class F common stock”). As a result of the recapitalization, Boxwood Sponsor and the Issuer’s independent director nominees held an aggregate of 7,187,500 shares of Class F common stock. On November 15, 2018, Boxwood Sponsor contributed back to the Issuer, for no consideration, 1,437,500 shares of Class F common stock. As a result, Boxwood Sponsor held 5,675,000 shares of Class F common stock and the independent director nominees each held 25,000, of which an aggregate of up to 750,000 shares were subject to forfeiture to the extent that the underwriters’ option to purchase additional units was not exercised in the Issuer’s initial public offering (the “IPO”). The underwriters’ election to exercise their over-allotment option expired unexercised in January 4, 2019 and, as a result, 750,000 shares of Class F common stock were forfeited, resulting in 5,000,000 shares of Class F common stock outstanding as of February 14, 2020, of which Boxwood Sponsor held 4,925,000 shares. On November 20, 2018, Boxwood Sponsor acquired an aggregate of 250,000 units (each a "Private Placement Unit") at a price of $10.00 per unit, $2,500,000 in the aggregate and 3,500,000 warrants (each a "Private Placement Warrant") at a price of $1.00 per warrant, $3,500,000 in the aggregate, in a private placement that closed simultaneously with the closing of the IPO. Each Private Placement Unit consisted of one share of the Issuer’s Class A common stock and one Private Placement Warrant. On February 14, 2020, 2,950,000 shares of Boxwood Sponsor’s Class F common stock were cancelled, resulting in Boxwood Sponsor directly holding 1,975,000 shares of the Issuer’s Class F common stock and 3,750,000 Private Placement Warrants, in connection with the closing of the business combination (the “Closing”) pursuant to that certain unit purchase agreement, dated as of August 12, 2019 (as amended, the “Purchase Agreement”), by and among Atlas TC Holdings LLC, a wholly-owned subsidiary of the Issuer and a Delaware limited liability company, Atlas TC Buyer LLC, a wholly-owned subsidiary of Holdings and a Delaware limited liability company, Atlas Intermediate and Atlas Holdings.

At Closing, all the outstanding shares of Class F common stock automatically converted into shares of Class A common stock on a one-for-one basis.

At Closing, the Issuer issued 200,000 shares of Class A common stock to MIHI at the direction of Macquarie Capital (USA) Inc. (“Macquarie Capital”) as consideration for their services as a financial advisor.

This summary is qualified in its entirety by reference to the text of the Purchase Agreement, which is attached as Exhibit 2 hereto, and Amendment No.1 to Unit Purchase Agreement, which is attached as Exhibit 3 hereto, which are incorporated herein by reference.

General

The Reporting Persons hold the Class A common stock of the Issuer for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer. Subject to the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing stockholder value, including with respect to exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; recapitalizations; buybacks; or changes to the capitalization or dividend policy of the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

At the special meeting of the Company’s stockholders held on February 11, 2020 to approve the business combination (the “Special Meeting”), Stephen M. Kadenacy was elected to serve on the Board as a director. In such capacity, he may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

The Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The information contained in Item 2, Item 4 and on the cover pages to this Schedule 13D is hereby incorporated by reference into this Item 5, as applicable. To the knowledge of the Reporting Persons, the executive officers, directors and managers, as applicable, of the Reporting Persons have no beneficial ownership of Class A common stock separate from the beneficial ownership held by such Reporting Persons.

Calculations of the percentage of shares of Class A common stock beneficially owned are calculated in accordance with Rule 13d-3 and are based on a total of 33,491,710 shares, made up of 5,767,342 shares of Class A common stock, 23,974,368 shares of Class A common stock underlying the Issuer’s Class B common stock, par value $0.0001 per share, and 3,750,000 shares of Class A common stock underlying the Private Placement Warrants of the Issuer.

Boxwood Sponsor is jointly owned and managed by MIHI Boxwood Sponsor, which is controlled by MIHI, and Boxwood Management. MIHI and Boxwood Management have shared voting and dispositive power with respect to the shares held by Boxwood Sponsor and, as such, may be deemed to beneficially own the shares held by Boxwood Sponsor. MIHI is a member managed LLC indirectly controlled by Macquarie, a publicly listed company in Australia. Shemara Wikramanayake is the chief executive officer of Macquarie and in such position has voting and dispositive power with respect to securities held by MIHI Boxwood Sponsor and MIHI. By virtue of the relationships described in this footnote, Macquarie and Ms. Wikramanayake may be deemed to share beneficial ownership of all shares held by MIHI Boxwood Sponsor and MIHI. Each of Macquarie and Ms. Wikramanayake expressly disclaims any such beneficial ownership, except to the extent of their individual pecuniary interests therein. Mr. Kadenacy owns a majority interest in, and is the sole manager of, Boxwood Management. As such, he may be deemed to beneficially own the shares held by Boxwood Management or Boxwood Sponsor. Mr. Kadenacy disclaims such beneficial ownership except to the extent of his pecuniary interest therein. Each of MIHI and Boxwood Management disclaim such beneficial ownership except to the extent of their respective pecuniary interests therein.

The aggregate number and percentage of shares of Class A common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (Boxwood Sponsor and MIHI only to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Class A common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A common stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c)	Except for the acquisition of the securities covered by this Schedule 13D by the Reporting Persons in connection with the business combination as described in Item 4 above, which is incorporated by reference herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, except as described in Item 4, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of the Purchase Agreement, which is attached as Exhibit 2 hereto, and Amendment No.1 to Unit Purchase Agreement, which is attached as Exhibit 3 hereto, are incorporated herein by reference.

Voting Agreement

On February 14, 2020, in connection with the Closing, the Issuer and Boxwood Sponsor entered into a voting agreement (the “Voting Agreement”) pursuant to which Boxwood Sponsor agreed to vote its shares of Class A common stock in favor of each individual nominated for election to the Board who has been recommended by the Board for such appointment or nomination pursuant to the nomination agreement entered into at Closing by the Issuer at every meeting of the stockholders of the Issuer called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the stockholders of the Issuer or the Board with respect to the election of members of the Board, subject to the terms and conditions set forth therein.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 4 hereto and is incorporated by reference herein.

Lockup Agreement

On February 14, 2020, in connection with the Closing, the Issuer and Boxwood Sponsor entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which Boxwood Sponsor agreed to not transfer, sell, assign or otherwise dispose of any Class A common stock or warrants to purchase Class A common stock of the Issuer during the period commencing on the Closing and ending on the earlier of (a) the date that is twelve months following the Closing or (b) if Atlas Technical Consultants SPV, LLC and Arrow Environmental SPV LLC (together, “BCP”) transfer either (i) shares of common stock beneficially owned or otherwise held by BCP resulting in gross proceeds to BCP equal to at least $50,000,000 or (ii) all shares of common stock beneficially owned or otherwise held by BCP which were subject to an initial six month restriction on transfer, if the proceeds received from the transfer of such shares of common stock is less than $50,000,000, the date on which the reported sales price of the common stock equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period.

This description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is attached as Exhibit 5 hereto and is incorporated herein by reference.

Registration Rights Agreement

On November 15, 2018, in connection with the IPO, the holders of the Issuer’s Class F common stock, Private Placement Units, private placement shares, Private Placement Warrants and any warrants that may have been issued upon conversion of any working capital loans (and their underlying securities) entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the holders of such securities are entitled to registration rights. The holders of these securities are entitled to make up to three demands (or one demand in the case of private placement securities to be acquired by an affiliate of Macquarie Capital), excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act. In addition, these holders have “piggy-back” registration rights to include such securities in other registration statements filed by the Issuer and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. In the case of the private placement securities acquired by an affiliate of Macquarie Capital, the demand registration right provided will not be exercisable for longer than five years from the effective date of the registration statement of the IPO in compliance with FINRA Rule 5110(f)(2)(G)(iv) and the piggy-back registration right provided will not be exercisable for longer than seven years from the effective date of the registration statement of the IPO in compliance with FINRA Rule 5110(f)(2)(G)(v). The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement does not contemplate the payment of penalties or liquidated damages to the stockholders party thereto as a result of a failure to register, or delays with respect to the registration of, the Issuer’s securities.

This description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached as Exhibit 6 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 2, 2020.
2.	Unit Purchase Agreement, dated August 12, 2019, by and among the Issuer, Atlas TC Holdings LLC, Atlas TC Buyer LLC, Atlas Intermediate Holdings LLC and Atlas Technical Consultants Holdings LP (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 13, 2019).
3.	Amendment No. 1 to Unit Purchase Agreement, dated as of January 23, 2020, by and among Boxwood Merger Corp., Atlas TC Holdings LLC, Atlas TC Buyer LLC, Atlas Intermediate Holdings LLC, and Atlas Technical Consultants Holdings LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2020.
4.	Voting Agreement, dated as of February 14, 2019, by and between Atlas Technical Consultants, Inc. and Boxwood Sponsor LLC, incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2020).
5.	Lockup Agreement, dated as of February 14, 2019, by and between Atlas Technical Consultants, Inc. and Boxwood Sponsor LLC (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2020).
6.	Registration Rights Agreement, dated November 15, 2018, among the Issuer, Boxwood Sponsor LLC and initial stockholders party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020

BOXWOOD SPONSOR LLC

By:	/s/ Stephen M. Kadenacy
Name:	Stephen M. Kadenacy
Title:	Manager

MIHI LLC

By:	/s/ Jin Chun
Name:	Jin Chun
Title:	Authorized Signatory

By:	/s/ Larry Handen
Name:	Larry Handen
Title:	Authorized Signatory

MIHI BOXWOOD SPONSOR, LLC

By:	/s/ Jin Chun
Name:	Jin Chun
Title:	Authorized Signatory

By:	/s/ Larry Handen
Name:	Larry Handen
Title:	Authorized Signatory

MACQUARIE GROUP LIMITED

By:	/s/ Charles Glorioso
Name:	Charles Glorioso
Title:	Authorized Signatory

By:	/s/ Paul Peduto
Name:	Paul Peduto
Title:	Authorized Signatory

BOXWOOD MANAGEMENT COMPANY, LLC

By:	/s/ Stephen M. Kadenacy
Name:	Stephen M. Kadenacy
Title:	Manager

STEPHEN M. KADENACY

/s/ Stephen M. Kadenacy